UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 333-06489

NOTIFICATION OF LATE FILING

(CHECK ONE):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

The Majestic Star Casino, LLC
The Majestic Star Casino Capital Corp.
Majestic Star Casino Capital Corp. II
Full Name of Registrant

N/A
Former Name if Applicable

301 Fremont Street, 12th Floor
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89101
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Based on a combination of factors, including the current economic environment, the Company's operating results and declining financial position, the Company determined that indicators of impairment existed. As a result, the Company is conducting an analysis pursuant to Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets”, to determine the required amount of the non-cash impairment charge. Based upon the results of the first step of the impairment test, the Company believes that it is probable that the fair value of one of its reporting units may be below its carrying value. The second step of the impairment test will not be completed in the near-term and therefore the Company must determine a reasonable estimate of goodwill impairment loss to be recognized in the Company’s financial statements as of September 30, 2008. The Company was unable to finalize its estimate of goodwill impairment and the related financial statements and other disclosures required by Form 10-Q in sufficient time for filing on the prescribed due date.  Prior to the impact of the estimated goodwill impairment loss, the Company had $47.4 million of goodwill and $119.3 million of intangible assets.

Any adjustment to the estimated goodwill impairment loss, based upon the completion of the second step of the impairment analysis, will be recognized by the Company in the subsequent reporting period.

The Company continues to dedicate significant resources to finalize its financial statements and other related Form 10-Q disclosures.  The Company expects to file its Form 10-Q on or before the fifth calendar day following its prescribed due date.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jon S. Bennett	(702)	388-2400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes [X] No
(Note: As a voluntary filer, not subject to the filing requirements, the registrant filed all reports under Section 13 or 15(d) of the Exchange Act during the preceding 12 months.)

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [   ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to the resolution of the matters discussed above, the Company’s best reasonable estimate is that for the three and nine month ended September 30, 2008, the Company will report the following:

Overall Operating Results - Quarter ended September 30, 2008 compared to Quarter ended September 30, 2007

The discussion of our consolidated financial results for the third quarter of 2008 compared to 2007 is inclusive of the Company’s four casino operations, Majestic Star and Majestic Star II (“collectively, the Majestic Properties”), Fitzgeralds Tunica, Fitzgeralds Black Hawk, the corporate overhead to support our casino operations and interest expense from the amortization of the original issue discount and amortization of financing costs related to the pushdown of the Senior Discount Notes (“Discount Notes”) issued by our parent, Majestic Holdco, LLC.  The Discount Notes are being pushed down to the Company pursuant to SEC Staff Accounting Bulletin 73 Topic 5(J).

For 2008, consolidated net operating revenues were $82.7 million compared to $89.6 million for 2007, a decrease of approximately $6.9 million, or 7.7%. Net revenues decreased $4.6 million at the Majestic Properties and approximately $3.2 million at Fitzgeralds Tunica and increased $0.9 million at Fitzgeralds Black Hawk. Our consolidated net operating revenues were negatively impacted by the deteriorating economy, higher gasoline prices, increased competition in our markets and a smoking ban in Colorado, all of which reduced the gambling activity by our customers.

For 2008 compared to 2007, consolidated casino revenues, which comprised 88.4% of consolidated gross revenues in 2008, decreased $6.8 million, or 7.5%, to $83.3 million. Casino revenues decreased $4.5 million at the Majestic Properties and approximately $3.5 million at Fitzgeralds Tunica and increased $1.3 million at Fitzgeralds Black Hawk. Casino revenues were reduced at the Majestic Properties by $0.9 million due to the increased utilization of downloadable promotional credits. The impact of the implementation of downloadable promotional credits is lower slot revenues and a corresponding decrease in promotional allowance. Food and beverage revenues decreased $1.1 million, or 16.0%, to $5.8 million from $6.9 million, primarily due to a decrease in casino customer volumes. Promotional allowances were $11.6 million compared to $12.6 million, a decrease of approximately $1.0 million, or 8.3%. Promotional allowances have decreased primarily as a result of the implementation of downloadable promotional credits at the Majestic Properties and a decrease in complimentaries.

Operating expenses decreased $3.8 million, or 4.7%, to $77.6 million. Economic incentive tax - City of Gary expense, net of refund decreased by $1.7 million. We entered into an interim settlement agreement with the City of Gary (the “City”) in August 2008 whereby it was agreed to that we would receive the full amount in the Lakefront Capital Improvement Fund (“Fund”).  The Fund was established pursuant to the Amended Majestic Development Agreement. The Amended Majestic Development called for the payment of 3% of the Majestic Properties gross gaming revenues, with a minimum payment of $6.0 million, to the City.  Once $6.0 million of economic incentive payments were made to the City, on an annual basis, additional economic incentive payments are to be made into the Fund, with one-half of the Fund proceeds to be used by the City to fulfill their obligations at Buffington Harbor, the location of the Majestic Properties, and the other half to be used by the Majestic Properties for improvement to the casinos.  We received $3.2 million per the settlement agreement, of which we had previously expensed one-half, or $1.6 million, for Fund receipts that were to be used by the City.  Gaming taxes decreased $1.4 million, or 6.5%, due to a corresponding decrease in casino revenues. Food and beverage expenses decreased $0.8 million, or 28.4%, due to a corresponding decrease in food and beverage revenues. Corporate expenses decreased $0.3 million. Depreciation and amortization expenses increased $0.7 million due to the Fitzgeralds Black Hawk expansion assets being placed into service.

Operating income, before any impairment charges, was $5.1 million, a decrease of $3.1 million, or 37.8%, compared to $8.2 million for the prior year. Interest expense, net of interest income, was $15.8 million, an increase of $0.5 million, due to our having increased debt outstanding on our credit facility partially offset by lower interest rates. Consolidated net loss, before any impairment charges, was $10.7 million for 2008, an increase in net loss of $3.6 million compared to $7.1 million for the same period in 2007.

Overall Operating Results – Nine Months ended September 30, 2008 compared to Nine Months ended September 30, 2007

The discussion of our consolidated financial results for the nine-month period of 2008 compared to 2007 is inclusive of the Company’s four casino properties as identified above, the corporate overhead to support our casino operations and interest expense from the amortization of the original issue discount and amortization of financing costs related to the pushdown of the Discount Notes.

For 2008, consolidated net operating revenues were $257.0 million compared to $273.9 million for 2007, a decrease of approximately $16.9 million, or 6.1%. Net revenues decreased approximately $12.2 million at the Majestic Properties, approximately $3.2 million at Fitzgeralds Tunica and approximately $1.4 million at Fitzgeralds Black Hawk. Our consolidated net revenues were negatively impacted by the deteriorating economy, higher gasoline prices, increased competition in our markets, poor weather and a smoking ban in Colorado, all of which reduced the gambling activity of our customers.

For 2008 compared to 2007, consolidated casino revenues, which comprised 88.6% of consolidated gross revenues in 2008, decreased $22.8 million, or 8.1%, to $258.5 million. Casino revenues decreased $18.7 million at the Majestic Properties, $3.6 million at Fitzgeralds Tunica and approximately $0.5 million at Fitzgeralds Black Hawk. Casino revenues were reduced at the Majestic Properties and Fitzgeralds Tunica by $7.4 million and $0.8 million, respectively, due to the increased utilization of downloadable promotional credits. The impact of the implementation of downloadable promotional credits is lower slot revenues and a corresponding decrease in promotional allowances.  Food and beverage revenues decreased $1.6 million, or 8.1%, partially offset by an increase in rooms revenues and other revenues of $0.4 million. Promotional allowances were $34.8 million compared to $41.9 million, a decrease of approximately $7.1 million, or 17.1%. Promotional allowances have decreased primarily as a result of the implementation of downloadable promotional credits at the Majestic Properties.

Operating expenses decreased $6.9 million, or 2.8%, to $236.9 million. Gaming taxes decreased $4.2 million, or 6.4%, due to a corresponding decrease in casino revenues. Food and beverage expenses decreased $2.0 million, or 23.4%, as a result of the decrease in food and beverage revenues and also due to improved operational efficiencies of the Majestic Properties food and beverage operations. Economic incentive tax - City of Gary expense, net of refund decreased by $1.7 million, which resulted from the previously discussed interim settlement agreement with the City of Gary. Loss on disposal and write down of assets was lower by $0.7 million at $0.1 million compared to $0.8 million. In the prior year we incurred an $0.8 million charge for loss on disposal and write-down of obsolete slot machines.  Casino expenses increased $1.9 million due to increased payroll expense and increases in the cost of complimentary products and services provided to our casino customers, primarily at the Majestic Properties. Depreciation and amortization expenses increased $1.1 million due to the Fitzgeralds Black Hawk expansion assets being placed into service in June 2008 and the completion of the Fitzgeralds Tunica hotel remodel project in 2007. Corporate expenses decreased $0.7 million.

Operating income, before any impairment charges, was $20.1 million, a decrease of $9.9 million, or 33.0%, compared to $30.0 million for the prior year. Interest expense, net of interest income, was $46.3 million compared to $45.7 million in 2007, an increase of approximately $0.6 million, due to our having increased debt outstanding on our credit facility partially offset by lower interest rates. Consolidated net loss, before any impairment charges, was $26.2 million for 2008, an increase in net loss of approximately $10.5 million compared to $15.7 million for the same period in 2007.

The Company will include the estimate of goodwill impairment loss in its financial statements as of and for the period ended September 30, 2008 when the Company files such financial statements in its Form 10-Q for the same period end date.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, the Company’s intention to file its Form 10-Q on or before the fifth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline.  There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

The Majestic Star Casino, LLC
The Majestic Star Casino Capital Corp.
Majestic Star Casino Capital Corp. II
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 17, 2008	By:	/s/ Jon S. Bennett
Jon S. Bennett
Senior Vice President, Chief Financial Officer and Treasurer